Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com

February 23, 2023

VIA EDGAR

Michael Spratt, Esq.

Assistant Director, Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Lawrence R. Hamilton Partner T: +1 312 701 7055 F: +1 312 706 8333 lhamilton@mayerbrown.com

Re:	DNP Select Income Fund Inc. (File No. 811-4915)

Request for Non-Objection to Use of Form N-2

Dear Mr. Spratt:

This letter is being filed on behalf of DNP Select Income Fund Inc. (the “Fund”), a Maryland corporation that is registered as a closed-end diversified management investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), we understand that the Staff will not object to the Fund’s use of a shelf registration statement on Form N-2 proposed to be effective immediately upon filing, notwithstanding the Fund’s untimely filing of a Form N-PX, subject to the remedial measures discussed herein. The Fund acknowledges that it is not seeking relief, nor is the Staff opining regarding, the Fund’s status as a well-known seasoned issuer. The Fund’s use of a shelf registration statement on Form N-2 proposed to be effective immediately upon filing is based upon the specific facts and circumstances involved in this matter.

Pursuant to Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), on August 5, 2021, the Fund filed an automatic shelf registration statement on Form N-2 (the “Prior Registration Statement”), in reliance upon General Instructions A.2 and B to Form N-2. The primary purpose of the Prior Registration Statement was to enable the Fund to sell its common stock through an “at the market” offering program (the “ATM Program”).

Pursuant to General Instruction B to Form N-2, the Fund’s eligibility to use an automatic shelf registration statement is contingent upon complying with General Instruction A.2 to Form N-2. General Instruction A.2.b to Form N-2 provides that an investment company registrant must have timely filed all reports required to be filed pursuant to Section 30 of the Investment Company Act during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement. Section 30(b)(1) of the Investment Company Act requires “every registered investment company to file with the Commission such information, documents, and reports (other than financial statements), as the Commission may require to keep reasonably current the information and documents contained in the registration

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)

and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

Michael Spratt, Esq.

February 23, 2023

statement of such company filed under this subchapter.” Rule 30b1-4 under the Investment Company Act (“Rule 30b1-4”) provides that “every registered management investment company…shall file an annual report on Form N-PX (§ 274.129 of this chapter) not later than August 31 of each year, containing the registrant’s proxy voting record for the most recent twelve-month period ended June 30.”

For all 18 years between August 2004 (when the first Form N-PX filing was due) and August 2021, the Fund filed its Form N-PX on a timely basis as required by Rule 30b1-4. In 2022, unfortunately, the Fund’s Form N-PX filing that was due on August 31, 2022 was filed on September 6, 2022, which was three business days late.

The late filing occurred in the context of a transition in the role of the Fund’s Chief Compliance Officer (“CCO”), which coincided with turnover of the Fund’s account representative at its third party proxy voting agent. During the process of transitioning the CCO role in August 2022, the Fund, and its investment adviser, Duff & Phelps Investment Management Co. (“DPIM”), did not realize that the proxy voting vendor had not provided the Fund’s proxy voting data set as requested, which would normally have prompted the preparation of the filing on Form N-PX. When that omission was identified by the Fund and DPIM on Friday, September 2, 2022, the Fund’s CCO immediately re-engaged with the proxy voting agent to make a second, urgent request for the proxy voting data set. The vendor provided the proxy voting data set later that same day, and the Fund’s CCO immediately processed the data file and liaised with the Fund’s financial printer to prepare the Form N-PX for filing. However, because Monday, September 5, 2022, was Labor Day, a federal holiday, the filing could not be completed until Tuesday, September 6, 2022, which was three business days after the due date.

Other than the untimely filing of the Form N-PX discussed herein, the Fund has timely filed all reports required to be filed pursuant to Section 30 of the Investment Company Act during the prior twelve calendar months and through the date of this letter.

Pursuant to discussions with the Staff, and on the basis of the specific facts and circumstances at issue here, the Fund has agreed, and represents that DPIM has agreed, to the following remedial measures.

1.

Board reporting – For the next two years (2023 and 2024), the CCO of DPIM will annually report to the Board of Directors of the Fund at its December meeting on the effectiveness of the remedial measures described in this letter and in paragraphs 2 and 3 below.

2.

Revision of policies and procedures – DPIM will revise its policies and procedures to address any potential weaknesses with respect to the timely filing of reports under Section 30 of the Investment Company Act, including how to prevent any problems with respect to transitions of certain key personnel involved in those filings.

Mayer Brown LLP

Michael Spratt, Esq.

February 23, 2023

3.	Additional training – DPIM will conduct or enhance existing training for compliance personnel regarding timely filing of reports under Section 30 of the Investment Company Act.

4.

SEC disclosure review staff reporting – The CCO of DPIM will provide a written certification to the primary reviewer of the Fund’s filings in the Disclosure Review Office of the Commission’s Division of Investment Management by November 10, 2023 and November 10, 2024 with respect to the fiscal years ended October 31, 2023 and October 31, 2024, respectively, confirming that:

a.

The policies and procedures that DPIM has in place (including the remedial measures described in paragraphs 1, 2 and 3 above) have been effective to ensure the timely filing of reports under Section 30 of the Investment Company Act; and

b.	The Fund has filed all such required reports on a timely basis for the prior 12-month period.

Pursuant to discussions with the Staff, the Fund understands that the Staff will not object to the Fund’s use of a new registration statement to be filed on Form N-2 to become effective immediately upon filing pursuant to Rule 486(b) under the Securities Act, notwithstanding the Fund’s untimely filing of Form N-PX for the period ended June 30, 2022, subject to the remedial measures outlined above. The Fund acknowledges that the Staff is not opining about whether the Fund meets the definition of a well-known seasoned issuer.

If you have any questions or comments regarding the above, please contact me at (312) 701-7055 or LHamilton@mayerbrown.com or Adam Kanter at (202) 263-3164 or AKanter@mayerbrown.com. On behalf of the Fund, thank you for your consideration of this request.

Very truly yours,

/s/ Lawrence R. Hamilton

Lawrence R. Hamilton

cc:	Kathleen Hegyi

Adam D. Kanter, Esq.

Stephanie M. Monaco, Esq.